Filed by ChipMOS Technologies Inc.

Pursuant to Rule 425 of the Securities Act of 1933

Subject Company: ChipMOS Technologies Bermuda Ltd

(Commission File No.: 000-31106)

Dear Stockholder,

By now you should have received proxy materials in connection with the 2016 Annual General Meeting of Shareholders of ChipMOS TECHNOLOGIES (Bermuda) LTD. that is scheduled to be held August 12, 2016. According to our latest records, your PROXY VOTE for this very important Meeting HAS NOT YET BEEN RECEIVED.

PLEASE VOTE TODAY!

You should refer to the proxy materials previously mailed to you for additional information. If you have not received these materials, please call us immediately so that we can provide you with the materials.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS

A VOTE “FOR” ALL PROPOSALS

Please vote your shares today so that your vote can be counted without delay. Voting is easy. You may use one of the options below to ensure that your vote is promptly recorded in time for the Annual General Meeting:

•	VOTE BY PHONE: You may cast your vote by calling the toll-free number on the enclosed proxy voting form. Follow the instructions on your proxy card to cast your vote.

•	VOTE VIA THE INTERNET: You may cast your vote by logging onto www.proxyvote.com with the control number identified on the enclosed proxy voting form and following the instructions on the screen.

•	VOTE BY MAIL: You may cast your vote by completing, signing, dating and mailing the enclosed proxy card in the postage-prepaid return envelope provided.

If you have any questions or require further assistance in voting your shares, please contact our proxy solicitation agent Alliance Advisors toll-free at 888-991-1292.

YOUR PARTICIPATION IS IMPORTANT - PLEASE VOTE TODAY!

Thank you very much for your support and for taking the time to vote your shares.

Sincerely,

ChipMOS TECHNOLOGIES (Bermuda) LTD.

IF YOU HAVE RECENTLY MAILED YOUR PROXY CARD OR CAST YOUR VOTE BY PHONE OR INTERNET, PLEASE ACCEPT OUR THANKS AND DISREGARD THIS REQUEST.

This letter is not an offering of securities for sale in any jurisdiction

ChipMOS TECHNOLOGIES INC. (“ChipMOS TW”) filed with the U.S. Securities and Exchange Commission (the “U.S. SEC”) a registration statement on Form F-4 on February 26, 2016, in connection with the merger of ChipMOS TECHNOLOGIES (Bermuda) LTD. (“IMOS”) with and into ChipMOS TW. The Form F-4 has been declared effective by the U.S. SEC on June 23, 2016. The Form F-4 contains a prospectus, the proxy statement for the merger, and other documents. In addition, certain participants in the merger including IMOS filed with the U.S. SEC a Schedule 13E-3 transaction statement on February 26, 2016, in connection with the merger. These documents, as they may be amended from time to time, contain important information about ChipMOS TW and IMOS, the merger, and related matters including the terms and conditions of the transaction. U.S. shareholders of IMOS are urged to read these documents, as they may be amended from time to time, carefully before they make any decision at any shareholders’ meeting of IMOS with respect to the merger. The Form F-4, prospectus, proxy statement, Schedule 13E-3, and all other documents filed with the U.S. SEC in connection with the merger are available, free of charge, on the U.S. SEC’s website at www.sec.gov. In addition, these documents are available, free of charge, to shareholders of IMOS who make a written request to irene_tsai@chipmos.com.